Exhibit VI

Date 30 January 2007

DIANA SHIPPING INC.

as Borrower

-and-

THE ROYAL BANK OF SCOTLAND plc

as Lender

SUPPLEMENTAL AGREEMENT

supplemental to a loan agreement dated 18 February 2005

as amended and restated by an amending and restating

agreement dated 24 May 2006

Watson, Farley & Williams
London

INDEX

Clause		Page

1	INTERPRETATION	1

2	AGREEMENT OF THE LENDER	2

3	CONDITIONS PRECEDENT	2

4	REPRESENTATIONS AND WARRANTIES	3

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER FINANCE DOCUMENTS	3

6	FURTHER ASSURANCES	4

7	FEES AND EXPENSES	5

8	COMMUNICATIONS	5

9	SUPPLEMENTAL	5

10	LAW AND JURISDICTION	5

EXECUTION PAGES		6

APPENDIX 1 AMENDMENTS TO FACILITY AGREEMENT		7

APPENDIX 2 FORM OF SECOND MORTGAGE		12

APPENDIX 3 FORM OF GUARANTEE SUPPLEMENT		13

THIS SUPPLEMENTAL AGREEMENT is made on 30th January 2007

BETWEEN

(1)                                 DIANA SHIPPING INC., being a corporation incorporated in the Marshall Islands whose registered office is at The Trust Company Complex, Ajeltake Island, PO Box 1405, Majuro, The Marshall Islands MH96960 (the “Borrower”); and

(2)                                 THE ROYAL BANK OF SCOTLAND plc, acting through the Shipping Business Centre at 5-10 Great Tower Street, London EC3P 3HX (the “Lender”).

BACKGROUND

(A)                             By a loan agreement dated 18 February 2005 (the “Original Facility Agreement”) and made between (i) the Borrower and (ii) the Lender, the Lender made available to the Borrower a revolving credit facility of up to US$230,000,000.

(B)                               By an ISDA master agreement (on the 1992 ISDA Master Agreement (Multicurrency-Crossborder) form) dated 18 February 2005 as amended, made between the Borrower and the Lender, the Borrower may enter into certain Transactions (as such term is defined in the Master Agreement) from time to time pursuant to separate Confirmations (as such term is defined in the Master Agreement), providing for, amongst other things, the payment of certain amounts by the Borrower to the Lender (the “Master Agreement”).

(C)                               By an amending and restating agreement dated 24 May 2006 (the “Amending and Restating Agreement”, and together with the Original Facility Agreement, the “Facility Agreement”) made between the Borrower, the Owners and the Lender, the Lender agreed to, inter alia:

(i)            the increase of the amount of the Facility to up to $300,000,000;

(ii)           the extension of the repayment schedule;

(iii)          the amendment of the Margin; and

(iv)          the amendment of the Borrower’s financial covenants.

(D)                              This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, at the request of the Security Parties to amend the terms and conditions applicable to the Facility Agreement to make available to the Borrower under the Facility Agreement an additional 364 day standby facility of up to $200,000,000 upon full utilisation of the Facility and to the consequential amendment of the Facility Agreement and the other Finance Documents in connection with those matters.

IT IS AGREED as follows:

1             INTERPRETATION

1.1                              Defined expressions. Words and expressions defined in the Facility Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2          Definitions. In this Agreement, unless the contrary intention appears:

“Chorrera” means Chorrera Compania Armadora S.A. of HSBC Bank Building, Sixth Floor, Samuel Lewis Avenue, Panama City, Panama;

“Chorrera Mortgage” means the first preferred Greek Mortgage in respect of m.v. “DIONE” dated 15 April 2005, as amended by a mortgage addendum dated 24 May 2006, each executed by Chorrera in favour of the Lender;

“Eaton” means Eaton Marine S.A. of HSBC Bank Building, Sixth Floor, Samuel Lewis Avenue, Panama City, Panama;

“Eaton Mortgage” means the first preferred Greek Mortgage in respect of m.v. “DANAE” dated 15 April 2005, as amended by a mortgage addendum dated 24 May 2006, each executed by Eaton in favour of the Lender;

“Effective Date” means the date on which the conditions precedent in Clause 3 are satisfied;

“First Greek Mortgages” means the Chorrera Mortgage and the Eaton Mortgage, and in the singular means either of them; and

“Guarantee Supplement” means, in relation to each Guarantee, the letter supplemental to such Guarantee executed or to be executed by the relevant Owner in favour of the Lender substantially in the form set out in Appendix 3 (or in such other form as the Lender may approve or require), and in the plural shall mean all of them;

“Second Greek Mortgage” means, in relation to each of m.v. “DIONE” and m.v. “DANAE”, the second preferred Greek ship mortgage on that Ship, executed or to be executed by the relevant Owner in favour of the Lender substantially in the form set out in Appendix 2 (or in such other form as the Lender may approve or require) and, in the plural, shall mean both of them.

1.3                              Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2 and 1.5 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2              AGREEMENT OF THE LENDER

2.1                              Agreement of the Lender. The Lender agrees, subject to and upon the terms and conditions of this Agreement, to:

(a)           the matters described in Recital (D); and

(b)                                the consequential amendment of the Facility Agreement and the other Finance Documents in connection with those matters to be made pursuant to Clauses 5.1, 5.2 and 5.3.

2.2                              Effective Date. The agreement of the Lender contained in Clause 2.1 shall have effect on and from the Effective Date.

3              CONDITIONS PRECEDENT

3.1                              General. The agreement of the Lender contained in Clause 2.1 is subject to the fulfilment of the conditions precedent in Clause 3.2.

3.2                              Conditions precedent. The conditions referred to in Clause 3.1 are that the Lender shall have received the following documents and evidence in all respects in form and substance satisfactory to the Lender on or before 15 February 2007 or such later date as the Lender may agree with the Borrower:

(a)                                  documents of the kind specified in Schedule 2, Part A, paragraphs 2 (excluding any shareholders’ resolutions of the Borrower), 4 and 5 of the Facility Agreement as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, the Second Greek Mortgages and the Guarantee Supplements and with a confirmation that the documents referred to in paragraph 3 of Schedule 2, Part A and delivered to the Lender under the Facility Agreement remain the same;

(b)                                 a duly executed original of this Agreement, each Second Greek Mortgage and each Guarantee Supplement (and each document to be delivered pursuant to their terms) duly executed by the parties to it;

(c)                                  documentary evidence that each Second Greek Mortgage has been duly registered against the relevant Ship as a valid second preferred mortgage according to the laws of Greece;

(d)                                 favourable legal opinions from lawyers appointed by the Lender on such matters concerning the laws of the Marshall Islands, Greece and the Republic of Panama; and

(e)           evidence that the arrangement fee payable pursuant to Clause 7 has been paid.

4             REPRESENTATIONS AND WARRANTIES

4.1                               Repetition of Facility Agreement representations and warranties. The Borrower represents and warrants to the Lender that the representations and warranties in clause 10 of the Facility Agreement, as supplemented and amended by this Agreement and updated with appropriate modifications to refer to this Agreement and, where appropriate, the Guarantee Supplements and the Second Greek Mortgages, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

4.2                               Repetition of Finance Document representations and warranties. The Borrower and each of the Security Parties represents and warrants to the Lender that the representations and warranties in the Finance Documents (other than the Facility Agreement) to which it is a party, as supplemented and amended by this Agreement and updated with appropriate modifications to refer to this Agreement and, where appropriate, the Guarantee Supplements and the Second Greek Mortgages, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5                                         AMENDMENTS TO FACILITY AGREEMENT AND OTHER FINANCE DOCUMENTS

5.1                              Specific amendments to Facility Agreement. With effect on and from the Effective Date the Facility Agreement shall be, and shall be deemed by this Agreement to be amended in accordance with the amendments set out in Appendix 1 hereto. The Effective Date shall constitute the Standby Facility Availability Date under the Facility Agreement as so amended and supplemented. As so amended and supplemented, the Facility Agreement shall continue to be binding on each of the parties to it in accordance with its terms as so amended and supplemented.

5.2                              Amendments to Master Agreement. With effect on and from the Effective Date the Master Agreement shall be, and shall be deemed by this Agreement to be, amended so. that the definition of, and references throughout to, the Loan Facility and the Credit Support Documents shall be construed as if the same referred to the Facility Agreement and those Credit Support Documents as amended and supplemented by this Agreement.

5.3                              Amendments to Finance Documents. With effect on and from the Effective Date each of the Finance Documents other than the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)                                 the definition of, and references throughout each of the Finance Documents to the Facility Agreement, the Master Agreement and any of the other Finance Documents shall be construed as if the same referred to the Facility Agreement, the Master Agreement and those Finance Documents as amended and supplemented by this Agreement;

(b)                                by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Agreement;

(c)                                 where relevant, by construing any reference to the relevant First Greek Mortgage in the General Assignment in respect of m.v. “DIONE” as if such references included the relevant Second Mortgage; and

(d)                                where relevant, by construing any references to the relevant First Greek Mortgage in the General Assignment in respect of m.v. “DANAE” as if such references included the relevant Second Greek Mortgage.

5.4                              The Facility Agreement, the Master Agreement and the Finance Documents to remain in full force and effect. The Facility Agreement, the Master Agreement and the Finance Documents shall remain in full force and effect, as amended by:

(a)           the amendments contained or referred to in Clauses 5.1, 5.2 and 5.3; and

(b)                                such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

6             FURTHER ASSURANCES

6.1                              Borrower’s and each Security Party’s obligation to execute further documents etc. The Borrower shall, and shall procure that each Security Party shall:

(a)                                 execute and deliver to the Lender (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Lender may, in any particular case, specify;

(b)          effect any registration or notarisation, give any notice or take any other step;

which the Lender may, by notice to the Borrower or that Security Party, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2          Purposes of further assurances. Those purposes are:

(a)                                 validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Facility Agreement or any other Finance Document, each as amended and restated or supplemented by this Agreement; and

(b)           implementing the terms and provisions of this Agreement.

6.3                              Terms of further assurances. The Lender may specify the terms of any document to be executed by the Borrower or any Security Party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Lender considers appropriate to protect its interests under the Finance Documents.

6.4                              Obligation to comply with notice. The Borrower shall or shall procure that the relevant Security Party shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5                              Additional corporate action. At the same time as the Borrower or any Security Party delivers to the Lender any document executed under Clause 6.1(a), the Borrower or any Security Party shall also deliver to the Lender a certificate signed by 2 of the Borrower’s or that Security Party’s directors which shall:

(a)                                 set out the text of a resolution of the Borrower’s or that Security Party’s directors specifically authorising the execution of the document specified by the Lender; and

(b)                                state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that Security Party’s articles of association or other constitutional documents.

7             FEES AND EXPENSES

7.1                              Arrangement fee. The Borrower shall pay to the Lender on the date of this Agreement an arrangement fee of $100,000.

7.2                              Expenses. The provisions of clause 20 (fees and expenses) of the Facility Agreement (save for Clause 20.1) as amended and restated by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8             COMMUNICATIONS

8.1                               General. The provisions of clause 28 (notices) of the Facility Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9             SUPPLEMENTAL

9.1          Counterparts. This Agreement may be executed in any number of counterparts.

9.2                               Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10           LAW AND JURISDICTION

10.1                       Incorporation of the Facility Agreement provisions. The provisions of clause 30 (law and jurisdiction) of the Facility Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

THIS AGREEMENT has been executed as a Deed by or on behalf of the parties and has, on the date specified at the beginning of this Agreement, been delivered as a Deed.

EXECUTION PAGES

EXECUTED and DELIVERED as a DEED by DIANA SHIPPING INC.	) )
acting by Simeon palios	)
its duly authorised	)
attorney-in-fact in the presence of:	)

EXECUTED and DELIVERED as a DEED by THE ROYAL BANK OF SCOTLAND plc	) )
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

6

EXECUTION PAGES

EXECUTED and DELIVERED as a DEED by DIANA SHIPPING INC.	) )
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

EXECUTED and DELIVERED as a DEED by THE ROYAL BANK OF SCOTLAND plc	) )
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

CLARE LNE

APPENDIX 1

AMENDMENTS TO FACILITY AGREEMENT

(A)                              The Facility Agreement shall be amended by the insertion of the following new Clauses 31 to 38:

“31        STANDBY FACILITY DEFINITIONS

31.1                        Definitions. In addition to those set out in Clause 1.1, the following words and expressions shall have the following meanings when used in Clauses 31 to 38 inclusive:

“Available Standby Facility Commitment” means, at any time, the Standby Facility Commitment less the amount of the Standby Facility at that time;

“Standby Facility” means the principal amount of the additional borrowing by the Borrower which has been advanced pursuant to Clause 33 and is for the time being outstanding under this Agreement;

“Standby Facility Advance” means each Advance made or to be made pursuant to Clause 33;

“Standby Facility Availability Date” means the date on which all conditions precedent have been satisfied or waived under the supplemental agreement to this Agreement dated 30 January 2007 and made between the Borrower and the Lender;

“Standby Facility Availability Period” means the period commencing on the Standby Facility Availability Date and ending on:

(a)                       the Standby Facility Termination Date (or such later date as the Lender may agree with the Borrower); or

(b)                      if earlier, the date on which the Standby Facility Commitment is fully cancelled or terminated;

“Standby Facility Commitment” means the maximum amount of the Standby Facility at any given time as that amount may be limited, reduced, cancelled or terminated in accordance with this Agreement;

“Standby Facility Margin” means one point two five per cent. (1.25%) per annum;

“Standby Facility Termination Date” means the date falling 364 days after the Standby Facility Availability Date;

32           STANDBY FACILITY

32.1                        Amount of standby facility. Subject to the other provisions of this Agreement and in reliance (inter alia) on the representations and warranties of the Borrower and the Security Parties set out in the Finance Documents, the Lender shall make available to the Borrower a standby credit facility not exceeding $200,000,000.

32.2                        Purpose of Standby Facility Advances. The Borrower undertakes with the Lender to use each Standby Facility Advance only for the purposes of enabling the Borrower or other members of the Group to finance the acquisition of New Ships and the shares of New Companies.

33           DRAWDOWN OF STANDBY FACILITY ADVANCES

33.1                       Request for a Standby Facility Advance etc. The provisions of Clauses 3.1, 3.5 and 3.6 of this Agreement shall apply to the drawdown of each Standby Facility Advance.

33.2                       Availability of Standby Facility Advances. The conditions for the availability of a Standby Facility Advance are that:

(a)                                 a Standby Facility Advance may only be made available to the Borrower upon full utilisation of the Commitment;

(b)                                the first Drawdown Date must be not earlier than the Standby Facility Availability Date unless the Lender otherwise agrees in its sole and absolute discretion;

(c)                                 a Drawdown Date must be a Business Day during the Standby Facility Availability Period;

(d)                                the amount of a Standby Facility Advance:

(i)            shall not be less than $ 1,000,000;

(ii)           shall be a multiple of $ 1,000,000;

(iii)          shall not exceed the Available Standby Facility Commitment; and

(iv)                             shall not exceed 100 per cent, of the cost of the relevant New Ship or the shares of the relevant New Company which, as the case may be, is the subject of such Standby Facility Advance;

(e)                                 the aggregate amount of the Standby Facility Advances shall not exceed the Standby Facility Commitment;

(f)                                   the aggregate amount of the Standby Facility Advances and all other Advances outstanding at the time shall not exceed 75% of the aggregate market value of the Ships the subject of a Mortgage (calculated in accordance with the provisions of Clauses 15.5 and 15.6); and

(g)                                where the Borrower wishes to borrow a Standby Facility Advance to assist the Borrower in funding the acquisition cost of a New Ship or a New Company, the Borrower shall notify the Lender of the following:

(i)                                    in the case of the proposed acquisition of a New Ship, the proposed flag, general description, deadweight tonnage and purchase price of the vessel nominated by the Borrower and whether the nominated vessel shall be a Collateral Ship subject to a Mortgage for the purposes of this Agreement; and

(ii)                                 in the case of the proposed acquisition of a New Company, the name, place of incorporation and financial statements (if any) of the company nominated by the Borrower and the acquisition price of the shares of the nominated company, together with such further information as the Lender may reasonably require.

Upon receipt of such information from the Borrower, the Lender shall, as soon as reasonably practical, notify the Borrower of its acceptance or rejection of such nominated vessel or company for the purposes of a Standby Facility Advance (which acceptance or rejection shall be in accordance with the proviso below) and if the Lender rejects such vessel or company, the Lender shall be under no obligation to make any such Standby Facility Advance in relation thereto, provided that:

(A)                             the Lender’s acceptance of a nominated vessel shall be automatic if such vessel is a drybulk carrier or a cellular container ship (minimum 1,500 TEU) no older than ten (10) years of age and classed to the highest applicable notation with a classification society acceptable to the Lender (provided that American Bureau of Shipping, Lloyds Register of Shipping, Det Norske Veritas, Bureau Veritas and Germanischer Lloyd shall be deemed as being acceptable to the Lender); and

(B)                               the Lender’s acceptance or rejection of any other nominated vessel (not falling within the criteria in (A) above) shall not be unreasonably withheld; and

(C)                               the Lender’s acceptance or rejection of a nominated company shall be in the sole and absolute discretion of the Lender.

34                                  INTEREST, INTEREST PERIODS AND DEFAULT INTEREST FOR STANDBY FACILITY

34.1                       Interest, Interest Periods and Default Interest for Standby Facility. The provisions of Clauses 4.1 to 4.5, Clauses 5.1 to 5.3 and Clauses 6.1 to 6.6 of this Agreement shall apply to each Standby Facility Advance save that:

(a)           any references to the “Facility” shall be construed as references to the “Standby Facility”;

(b)                                any references to the “Commitment” shall be construed as references to the “Standby Facility Commitment”;

(c)                                 any references to the “Margin” shall be construed as references to the “Standby Facility Margin”; and

(d)                                any references to the “Termination Date” shall be construed as references to the “Standby Facility Termination Date”.

35                                  REPAYMENT, PREPAYMENT AND CANCELLATION OF STANDBY FACILITY

35.1                       Repayment of Standby Facility. The Borrower shall repay the Standby Facility by one instalment on the Standby Facility Termination Date.

35.2                       Additional payments on the Standby Facility Termination Date. On the Standby Facility Termination Date, the Borrower shall additionally pay to the Lender all other sums then accrued or owing under any Finance Document in respect of the Standby Facility.

35.3                       Prepayment and cancellation of Standby Facility. The provisions of Clauses 7.3 to 7.10 of this Agreement shall apply to each Standby Facility Advance and the Standby Facility Commitment save that the reference to 14 days in Clause 7.4(a) and Clause 7.9(a) shall be deleted and replaced by 7 days.

36           CONDITIONS PRECEDENT FOR STANDBY FACILITY ADVANCES

36.1                        Conditions precedent. The Lender’s obligation to make a Standby Facility Advance is subject to the following conditions precedent:

(a)           that both at the date of each Drawdown Notice and at each Drawdown Date:

(iii)                              no Event of Default or Potential Event of Default has occurred and is continuing or would result from the borrowing of the relevant Standby Facility Advance;

(iv)                              the representations and warranties in Clause 10 and those of the Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing; and

(v)                                none of the circumstances contemplated by Clause 4.5 has occurred and is continuing; and

(b)                               that, if the ratio set out in Clause 15.2 (as modified by Clause 38) were applied immediately following the making of any Standby Facility Advance, the Borrower would not be obliged to provide additional security or prepay part of the Standby Facility under that Clause; and

(c)                                that the Lender has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Lender may reasonably request by notice to the Borrower prior to the Drawdown Date.

37                                  FINANCIAL COVENANTS APPLICABLE UPON DRAWING UNDER STANDBY FACILITY

37.1                        Financial Covenants applicable upon drawing under Standby Facility. For so long as any of the Standby Facility is outstanding, the Borrower shall ensure that at all times Adjusted Net Worth is not less than:

(a)                                  $200,000,000 in the event that the outstanding amount under the Standby Facility at such times is $100,000,000 or less; or

(b)                                 $250,000,000 in the event that the outstanding amount under the Standby Facility at such times exceeds $100,000,000.

37.2                        Undertaking to mortgage New Ships. The Lender may at any time by notice in writing request that any New Ships purchased pursuant to a Standby Facility Agreement become Collateral Ships. In such event, the Borrower undertakes to procure that the member of the Group owning of each such New Ship executes a Guarantee, a Mortgage and a General Assignment in respect of such New Ship in favour of the Lender.

37.3                        Negative pledge. The Borrower shall procure that there is not created or permitted to exist, any Security Interest on or in respect of any Ship or any share therein to or in favour of any person other than the Lender.

38           MISCELLANEOUS

38.1                       Miscellaneous. For so long as a Standby Facility Advance is outstanding under this Agreement the provisions of Clauses 1 to 30 shall (save as described in Clauses 31 to 37 above) apply to the Standby Facility and all Standby Facility Advances as if all references therein to the Facility included references to the Standby Facility (save for the references in the definitions of “Available Commitment”, “Commitment” and “Repayment Date”) and as if all references therein to Advances included the Standby Facility Advances.”

(B)          The Facility Agreement shall be further amended and construed as follows:

(a)                                by amending the definition of “Finance Documents” to include the Second Greek Mortgages;

(b)                               by construing all references to each Guarantee as a reference to such Guarantee as amended and supplemented by the relevant Guarantee Supplement;

(c)                                by inserting the words “or Clause 33.2 (as the case may be)” after the words “Clause 3.4” in paragraphs (a) and (d) of the definition of “New Ship” and by inserting the words “or a Standby Facility Advance (as the case may be)” after the words “New Ship Advance” in paragraph (a) of the definition of “New Ship”;

(d)                               by inserting the words “or Clause 33.2 (as the case may be)” after the words “Clause 3.4” in paragraphs (b) and (c) of the definition of “New Company” and by inserting the words “or a Standby Facility Advance (as the case may be)” after the words “New Ship Advance” in paragraph (b) of the definition of “New Company”;

(e)                                by inserting the words “or Clause 33 (as the case may be)” after the words “pursuant to Clause 3” in the definition of “Drawdown Date”;

(f)                                  by inserting the words “[a Standby Facility]” after the words “[a New Ship]” in paragraph 2 of Schedule 1; and

(g)                               by inserting the words “or which the Lender elects as a “Collateral Ship” pursuant to Clause 37.2” after the words “for the purposes of this Agreement” in the definition of “Collateral Ship”;

(h)                                by inserting the words “and for the avoidance of doubt, when calculating the Tangible Fixed Assets, any ship which is not a Ship shall also be included and for the purposes of determining the value of any such ship, the Borrower shall arrange for a valuation to be provided to the Lender at the Borrower’s cost” after the words “then most recent Accounting Information” in the definition of “Tangible Fixed Assets”.

APPENDIX 2

FORM OF SECOND MORTGAGE

APPENDIX 3

FORM OF GUARANTEE SUPPLEMENT